Filed by Maxwell Technologies, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the

Securities Exchange Act of 1934

Subject Company: Maxwell Technologies, Inc.

(Commission File No. 001-15477)

On February 11, 2019, Franz Fink, President and Chief Executive Officer of Maxwell Technologies, Inc. (“Maxwell”), sent the following email to all employees of Maxwell:

I want to take this opportunity to provide you with an exciting update in regards to the recently announced Tesla acquisition.

The team from Tesla is thrilled to meet with the Maxwell team and introduce you to the Tesla family. In that context, several of the key team members from Tesla will be coming to our headquarters in San Diego this week to provide an introduction to the company and an overview of the world changing vision and mission they have been undertaking.

This will be our first opportunity to have lunch with our new team members and to begin the process of getting to know each other and in the coming weeks and months before the deal closes, the team from Tesla hopes to visit other Maxwell locations around the globe.

These are exciting times for Maxwell, so please take the opportunity to enjoy meeting our new partners and colleagues as we begin planning our futures together.

Best Regards,

Franz

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Maxwell will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Tesla and its acquisition subsidiary will file a tender offer statement on Schedule TO, Tesla will file a registration statement on Form S-4 and Maxwell will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION / RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all Maxwell’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Tesla will be available free of charge under the Financials heading of the Investor Relations section of Tesla’s website at ir.tesla.com/investor-relations. Copies of the documents filed with the SEC by Maxwell will be available free of charge under the SEC filings heading of the Investors section of Maxwell’s website at investors.maxwell.com.